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SEC FILE NUMBER
0-20574

CUSIP NUMBER
163072

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: July 4, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

THE CHEESECAKE FACTORY INCORPORATED

Full Name of Registrant

Not Applicable

Former Name if Applicable

26901 Malibu Hills Road

Address of Principal Executive Office (Street and Number)

Calabasas Hills, California 91301

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.   (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on July 18, 2006, the Audit Committee of the Company’s Board of Directors, with the assistance of special outside legal counsel, initiated a voluntary review into the Company’s practices relating to its stock option grants.  At this time, the Audit Committee has neither completed its review, nor reached a final conclusion about the Company’s stock option granting practices.  Because the Audit Committee has not reached a final conclusion, the Company did not file its Quarterly Report on Form 10-Q (Form 10-Q) by the August 14, 2006 prescribed due date and does not anticipate that it will file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

Although the Audit Committee’s review is ongoing, based on preliminary results the Audit Committee on August 14, 2006 concluded that the range of potential adjustments would likely be material to the current year and possibly prior years resulting in a restatement of the Company’s previously issued consolidated financial statements, including those in the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2006 and those in the Company’s Form 10-Q for the quarter ended April 4, 2006.  Accordingly, the financial statements should no longer be relied upon. The adjustments are due to the incorrect application of the measurement date, as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” to certain grants of stock options to directors, officers and employees, resulting from administrative oversight and the date selection methods used by the Company.  The Company noted that, based on the results of the Audit Committee review to date, the vast majority of the option grants impacted were issued prior to June 30, 2002.  The Company expects to record non-cash charges for compensation expense relating to these past stock option grants, which will be offset by increases to Additional Paid-in-Capital, resulting in no net change to Stockholders’ Equity. The amount of such charges or any resulting tax impacts, which could affect Stockholders’ Equity, has not yet been determined.

In light of the Audit Committee’s review, the Company is re-evaluating the Report on Internal Control over Financial Reporting included in its Annual Report on Form 10-K for the fiscal year ended January 3, 2006 and managements’ evaluations of the effectiveness of disclosure controls and procedures included in the Annual Report and the Form 10-Q for the quarter ended April 4, 2006.  The Company will not reach a final conclusion of the impact of the Audit Committee’s review on the reports and evaluations until completion of the review.

The Company is committed to resolving these issues as quickly as possible and plans to file its Form 10-Q for the second quarter of fiscal 2006 and required restated financial statements as soon as practicable following the conclusion of the Audit Committee’s review.

 PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Dixon	(818)	871-3000

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☒  Yes      ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☒  Yes      ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the Audit Committee and special outside legal counsel complete their review of past stock option grants, as described in Part III, the Company is unable to estimate reasonably the potential change in results of operations from the fiscal quarter ended June 28, 2005.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by words such as “anticipates,” “expects,” “will” and similar words and their variations.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and that undue reliance should not be placed on such statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by the securities laws.  The Company’s Audit Committee has initiated a review of the Company’s historical stock option granting practices.  In addition certain of our directors and certain of our current and former officers are defendants in four shareholder derivative lawsuits relating to the Company’s stock option grants.  These actions are in the preliminary stages, and the Company cannot provide assurance that their ultimate outcome will not have a material, adverse affect on the Company’s business, financial condition or results of operations.  The Securities and Exchange Commission has informed the Company that it is conducting an informal inquiry into the Company’s stock option grants.  The outcome of this inquiry could have a material, adverse affect on the Company’s business, financial condition or results of operation.  Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company’s filings with the Securities and Exchange Commission.

THE CHEESECAKE FACTORY INCORPORATED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	/s/ MICHAEL J. DIXON

Michael J. Dixon
Senior Vice President and Chief Financial Officer